# HudBay Minerals Inc.
("Corporation")

FORM OF PROXY ("PROXY")

**Annual and Special Meeting**
**Thursday, May 19, 2016 at 10:00 am (EST)**
**St. Andrew's Club & Conference Centre, Garden Suite, 150 King Street West, 16th Floor, Toronto, Ontario M5H 1J9**
**("Meeting")**

| | |
|---|---|
| RECORD DATE: | April 12, 2016 |
| CONTROL NUMBER: | |
| SEQUENCE #: | |
| FILING DEADLINE FOR PROXY: | May 17, 2016 at 10:00 am (EST) |

| VOTING METHODS | |
|---|---|
| INTERNET | Go to www.voteproxyonline.com and enter the 12 digit control number above |
| FACSIMILE | (416) 595-9593 |
| MAIL or HAND DELIVERY | TMX EQUITY TRANSFER SERVICES INC.* 200 University Avenue, Suite 300, Toronto, Ontario, M5H 4H1 |

The undersigned hereby appoints **W. Warren Holmes, Chairman** of the Corporation, whom failing **Alan Hair, President and Chief Executive Officer** of the Corporation ("Management Nominees"), or instead of any of them, the following Appointee

*Please print appointee name*

as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) or postponement(s) thereof in accordance with voting instructions, if any, provided below.

**- SEE VOTING GUIDELINES ON REVERSE -**

RESOLUTIONS – MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY **HIGHLIGHTED** TEXT ABOVE THE BOXES

| 1. Election of Directors | **FOR** | WITHHOLD |
|---|---|---|
| a) Alan Hair | ☐ | ☐ |
| b) Igor A. Gonzales | ☐ | ☐ |
| c) Tom A. Goodman | ☐ | ☐ |
| d) Alan R. Hibben | ☐ | ☐ |
| e) W. Warren Holmes | ☐ | ☐ |
| f) Sarah B. Kavanagh | ☐ | ☐ |
| g) Carin S. Knickel | ☐ | ☐ |
| h) Alan J. Lenczner | ☐ | ☐ |
| i) Kenneth G. Stowe | ☐ | ☐ |
| j) Michael T. Waites | ☐ | ☐ |

| 2. Appointment of Auditors | **FOR** | WITHHOLD |
|---|---|---|
| Appointment of **Deloitte LLP** as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration. | ☐ | ☐ |

| 3. Approval of the Third Amended and Restated Long Term Equity Plan | **FOR** | AGAINST |
|---|---|---|
| Approve the amendment and restatement of the Second Amended and Restated Long Term Equity Plan ("LTEP") of Hudbay, which amendments increase the aggregate number of Shares (as defined in the LTEP) that may be issued from treasury in connection with the LTEP from 3,000,000 to 9,000,000 Shares. | ☐ | ☐ |

This proxy revokes and supersedes all earlier dated proxies and **MUST BE SIGNED.**

*PLEASE PRINT NAME*

*Signature of Registered owner(s)* *Date (MM/DD/YYYY)*

## Proxy Voting - Guidelines and Conditions

1. **THIS PROXY IS SOLICITED BY MANAGEMENT OF THE CORPORATION.**

2. **THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE MEETING MATERIALS PRIOR TO VOTING.**

3. **If you appoint the Management Nominees to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendations highlighted for each Resolution overleaf. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.**

4. This proxy confers discretionary authority on the person named to vote in his or her discretion with respect to amendments or variations to the matters identified in the Notice of the Meeting accompanying the proxy or such other matters which may properly come before the Meeting or any adjournment or postponement thereof.

5. **Each security holder has the right to appoint a person other than the Management Nominees specified herein to represent them at the Meeting or any adjournment or postponement thereof.** Such right may be exercised by inserting in the space labeled "*Please print appointee name*", the name of the person to be appointed, who need not be a security holder of the Corporation.

6. To be valid, this proxy must be signed. Please date the proxy. If the proxy is not dated, it is deemed to bear the date of its being mailed to the security holders of the Corporation.

7. To be valid, this proxy must be filed using one of the ***Voting Methods*** and *must be received by TMX Equity Transfer Services Inc.** before the ***Filing Deadline for Proxies***, noted overleaf or in the case of any adjournment or postponement of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

8. If the security holder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized, and the security holder may be required to provide documentation evidencing the signatory's power to sign the proxy.

## Investor inSite

TMX Equity Transfer Services Inc.* offers at no cost to security holders, the convenience of secure 24-hour access to all data relating to their account including summary of holdings, transaction history, and links to valuable security holder forms and Frequently Asked Questions.

To register, please visit
www.tmxequitytransferservices.com/investorinsite

Click on, "*Register Online Now*" and complete the registration form. Call us toll free at 1-866-393-4891 with any questions.

*TMX Equity Transfer Services Inc. is operating the transfer agency and corporate trust business in the name of Equity Financial Trust Company for a transitional period.